

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Via E-mail
Mr. Paul J. Aiello
President and Chief Executive Officer
Infrax Systems, Inc.
6365 53rd Street N.,
Pinellas Park, Florida 33781

Re: **Infrax Systems, Inc.**
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 000-52488

Dear Mr. Aiello:

We have reviewed your letter dated February 22, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 8, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data

Statement of Stockholders' Equity, page 31

1. We note that your response to prior comment 2 reflects various series of preferred shares that were issued and converted during the year ended June 30, 2010. Based upon the conversion terms, it appears that the Series B preferred shares correspond with the 2.5 million preferred shares issued to TriMax. If this is the case, then we would expect there to be 887,963 Series B preferred shares outstanding as of June 30, 2010. However, you reported a total of 644,120 preferred shares outstanding as of June 30, 2010. Please advise.

2.   We also note that your response to prior comment 2 includes a tabular presentation of 2,545,792 preferred shares that were converted into common shares. However, we note that the statement of stockholders' equity reflects the conversion of 2,254,785 preferred shares into common shares. Please reconcile the difference between your financial statements and your response.

3.   We further note that you converted 600,000 Series A, 278,125 Series A1, and 55,630 Series A2 preferred shares into common shares during the year ended June 30, 2010. Please tell us how you recorded the issuance of these preferred shares in your financial statements considering the number of preferred shares included in your statement of stockholders' equity excluding the preferred shares issued in the acquisition of TriMax totaled 398,905.

Note 5 – Intangible Assets

TriMax Intellectual Property, page 39

4.   Your response to prior comment 3 appears to reflect your belief that the TriMax acquisition was not a business combination. Your conclusion appears to be based upon your statement that the TriMax technology "was of importance for [y]our existing technology as a delivery method." However we note your disclosure on pages 12 – 13 which describes the TriMax "product line" and your disclosure on page 20 that describes the "integration of the TriMax Suite of Products." In light of these disclosures, please provide us with a more thorough analysis of whether TriMax constitutes a business as described in paragraphs 4 through 9 of ASC 805-10-55.

        You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief